FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated January 30, 2020

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-221336) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1. Registrant’s report for the fourth quarter of 2019.

2. Table of unaudited consolidated capitalization of the Registrant (attached as Exhibit 99.2 hereto).

AB Svensk Exportkredit

Swedish Export Credit Corporation

Year-end report 2019

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2020

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Catrin Fransson

Catrin Fransson, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

Summary

January-December 2019

(Compared to January-December 2018)

•           Net interest income Skr 1,717 million (2018: Skr 1,442 million)

•           Operating profit Skr 1,304 million (2018: Skr 852 million)

•           Net profit Skr 1,027 million (2018: Skr 648 million)

•           New lending Skr 74.5 billion (2018: Skr 57.0 billion)

•           Basic and diluted earnings per share Skr 257 (2018: Skr 162)

•           After-tax return on equity 5.5 percent (2018: 3.6 percent)

Fourth quarter of 2019

(Compared to the fourth quarter of 2018)

•           Net interest income Skr 431 million (4Q18: Skr 378 million)

•           Operating profit Skr 371 million (4Q18: Skr 255 million)

•           Net profit Skr 294 million (4Q18: Skr 194 million)

•           New lending Skr 12.9 billion (4Q18: Skr 17.7 billion)

•           Basic and diluted earnings per share Skr 74 (4Q18: Skr 49)

•           After-tax return on equity 6.2 percent (4Q18: 4.3 percent)

Equity and balances

(Compared to December 31, 2018)

•           Total capital ratio 20.6 percent (year-end 2018: 20.1 percent)

•           Total assets Skr 317.3 billion (year-end 2018: Skr 302.0 billion)

•           Loans, outstanding and undisbursed Skr 269.7 billion (year-end 2018: Skr 260.0 billion)

•           Proposed ordinary dividend Skr 308 million (year-end 2018: Skr 194 million)

Statement by the CEO

SEK attracts more customers

The Swedish economy has slowed and we are now seeing the effects of the economic downturn on the Swedish export industry. These appear primarily as reduced export order intakes and lower employment projections. However, the slowdown in the Swedish economy is occurring after years of strong growth and, according to SEK’s Export Credit Trends Survey, companies that believe exports will increase still outweigh those projecting a decline.

Despite the economic slowdown in Sweden, SEK has been successful in attracting new clients. The client base increased 20 percent in 2019, up from last year’s 12 percent increase.

SEK has made a successful transition during the year, where we broadened our target group and addressed more companies than before, especially medium-sized companies. We have, in addition, been considerably more active in customer processing.

Through a strategic collaboration within Team Sweden, more medium-sized companies have been given the opportunity to participate in major international projects. A successful example of collaboration between business and public players, aiming at increasing Swedish exports.

In the last quarter of 2019, SEK also launched two new product offerings; green loans and financing for the transition to fossil-free energy. SEK has offered green financing solutions since 2015 and is now taking the next step by introducing a green interest-rate curve for all loan products. Irrespective of the type of financing needed by Swedish exporters and their suppliers, a loan can be considered “green” if the lender’s operations or products help reduce negative environmental impacts.

The second product offering pertains to financing for investments made by the industry to realign their operations and reduce their emissions from fossil fuels. SEK aims to be a positive force for this realignment and can finance everything from climate-smart energy solutions to sustainable roads and maritime transportation. We have extensive international experience working with renewable energy, which often involves projects that need long-term financing together with the expertise needed to manage project risks. Our experience is a major advantage when we support Swedish initiatives in this area.

In the fourth quarter, new lending was Skr 12.9 billion, which was lower year-on-year (4Q18: Skr 17.7 billion). However, new lending increased to Skr 74.5 billion from Skr 57.0 billion on an annual basis, which was due, in part, to increased demand for working capital and export credits.

Operating profit in 2019 amounted to Skr 1,304 million, which was up significantly year-on-year (2018: Skr 852 million). Net interest income and return on equity were also up year-on-year.

“We are very proud that 20 per cent more customers have chosen SEK.”

Catrin Fransson Chief Executive Officer

Operations

SEK launches new products

In 2019, SEK met considerable success in attracting new clients and expanding its business with existing clients. Since the year-end 2018, the client base has increased 20 percent, which means SEK now has more clients than ever before. SEK experienced an increased demand for green financing, and in the fall of 2019 launched two new product offerings; green loans and financing for the transition to fossil free energy.

SEK’s leasing and installment plans were successful during the fourth quarter, where the largest markets were the US, Mexico and France. Moreover, the simplified loan product “Enkla exportlånet” aimed at medium-sized companies also performed strongly and is an efficient means for SEK’s clients to finance their export transactions. New lending was down on a quarterly basis for the fourth quarter but up on an annual basis, which was attributable, in part, to an increased demand for working capital and export credits.

New lending

Skr bn	Jan-Dec 2019	Jan-Dec 2018
Lending to Swedish exporters[1]	24.9	18.0
Lending to exporters’ customers[2]	49.6	39.0
Total	74.5	57.0
CIRR loan as percentage of new lending	21%	9%

1    Of which Skr 1.8 billion (year-end 2018: Skr 0.0 billion) had not been disbursed at period end.

2    Of which Skr 16.3 billion (year-end 2018: Skr 5.1 billion) had not been disbursed at period end.

Lowered borrowing cost

SEK remains active in the public sector USD market. Issuances during the fourth quarter included a USD 1.25 billion three-year fixed-rate benchmark bond as well as a USD 500 million four-year fixed-rate bond. The company continues to maintain a strong presence in the Japanese market and has retained its increased borrowing diversification in terms of financial instruments and currencies. At the end of the fourth quarter, the borrowing cost of debt outstanding was slightly lower than at year-end 2018. SEK continues to have high liquidity for new lending and is well prepared to meet the future financing needs of the Swedish export industry.

SEK’s borrowing

Skr bn	Jan-Dec 2019	Jan-Dec 2018
New long-term borrowings	81.1	60.4
Outstanding senior debt	273.0	257.8
Repurchase and redemption of own debt	21.3	9.9

Comments on the consolidated financial accounts

January-December 2019

Operating profit amounted to Skr 1,304 million (2018: Skr 852 million). Net profit amounted to Skr 1,027 million (2018: Skr 648 million). The increase compared to the previous year was due to higher net interest income and net results of financial transactions.

Net interest income

Net interest income amounted to Skr 1,717 million (2018: Skr 1,442 million), an increase of 19 percent compared to the previous year. A weak Swedish krona and a higher market interest rate in Swedish krona, together with increased lending volumes, have positively impacted the net interest income. Net interest income also increased by Skr 97 million due to a lower resolution fee that amounted to a total of Skr 169 million (2018: Skr 266 million), which SEK is required to pay to a fund to support the recovery of credit institutions. In 2019, the resolution fee amounts to 0.090 percent of the calculation basis (2018: 0.125 percent), which essentially corresponds to SEK’s debt financed assets less the officially supported export credit (CIRR) loans. In 2020, the resolution fee will be 0.05 percent.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Dec 2019	Jan-Dec 2018	Change
Total loans	213.4	202.2	6%
Liquidity investments[1]	62.9	53.8	17%
Interest-bearing assets	284.8	269.3	6%
Interest-bearing liabilities	265.4	242.4	10%

1            Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures have been adjusted.

Net results of financial transactions

Net results of financial transactions amounted to Skr 226 million (2018: Skr 19 million). The result was mainly due to unrealized changes in fair value of derivatives as well as realized gains related to repurchase of SEK’s own debt and early repayment of loans.

Operating expenses

Skr mn	Jan-Dec 2019	Jan-Dec 2018	Change
Personnel expenses	-333	-311	7%
Other administrative expenses	-206	-231	-11%
Depreciation and impairment of non-financial assets	-57	-40	43%
Total operating expenses	-596	-582	2%

Operating expenses increased 2 percent compared to the previous year, which is mainly due to an increase in personnel expenses. In 2019, a provision of Skr 10 million was made for the individual variable remuneration program (2018:  Skr - million).

Due to International Financial Reporting Standards (IFRS) 16 Leases, all leases are to be recognized as assets subject to depreciation, and therefore, operating lease expense has been replaced by an expense for depreciation of the lease asset. Due to this change, Skr 32 million is now reported as a depreciation of the lease asset instead of a lease expense under other administrative expenses. See note 1 for more information.

Net credit losses

Net credit losses amounted to Skr -10 million (2018: Skr 7 million). The net credit losses were attributable to increased individual impairments, which were offset by the reversal of the excess of previously recorded reserves for established losses above the realized loss. Loss allowances as of December 31, 2019 amounted to Skr -128 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -64 million (year-end 2018: Skr -84 million). The reserve was affected negatively by exchange rate effects.

Taxes

Tax costs amounted to Skr -277 million (2018: Skr -204 million), and the effective tax rate amounted to 21.2 percent (2018: 24.0 percent). The decrease in the effective tax rate was due to a redemption in November 2018 of subordinated debt which had non-deductible interest expenses. The nominal tax rate for 2019 is 21.4 percent (2018: 22.0 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 12 million (2018: Skr 301 million), mainly due to a positive result related to changes in own credit risk, which was offset by a negative result related to the revaluation of defined benefit plans and dissolution of cash-flow hedges.

The hedge reserve related to cash-flow hedges has been redeemed and reclassified to profit or loss during the first half of 2019, which had a negative effect on OCI of Skr -8 million (2018: Skr -25 million).

Fourth quarter 2019

Operating profit for the fourth quarter amounted to Skr 371 million (4Q18: Skr 255 million). Net profit amounted to Skr 294 million (4Q18: Skr 194 million). The increase compared to the same period in the previous year was mainly due to increased net interest income and net results of financial transactions.

Net interest income

Net interest income for the fourth quarter amounted to Skr 431 million (4Q18: Skr 378 million), an increase of 14 percent compared to the same period in the previous year. An increase in lending together with a weak Swedish krona and a higher market interest rate in Swedish krona have also positively impacted net interest income. Net interest income increased by Skr 24 million due to a lower resolution fee that amounted to a total of Skr 42 million (4Q18: Skr 66 million).

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Oct-Dec 2019	Oct-Dec 2018	Change
Total loans	222.7	210.0	6%
Liquidity investments[1]	64.8	60.0	8%
Interest-bearing assets	304.0	286.5	6%
Interest-bearing liabilities	282.7	257.0	10%

1              Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures have been adjusted.

Net results of financial transactions

Net results of financial transactions for the fourth quarter amounted to Skr 113 million (4Q18: Skr 56 million). The result was mainly due to unrealized changes in fair value of derivatives.

Operating expenses

Skr mn	Oct-Dec 2019	Oct-Dec 2018	Change
Personnel expenses	-90	-88	2%
Other administrative expenses	-57	-60	-5%
Depreciation and impairment of non-financial assets	-14	-15	-7%
Total operating expenses	-161	-163	-1%

Operating expenses decreased 1 percent compared to the same period in the previous year, due to decreased administrative expenses and depreciation and impairment of non-financial assets, mainly related to intangible assets. During the fourth quarter of 2019, a provision of Skr 3 million was made for the individual variable remuneration program (4Q18: Skr - million).

Net credit losses

Net credit losses for the fourth quarter amounted to Skr -2 million (4Q18: Skr -1 million). The net credit losses during the quarter were mainly attributable to increased lending. Loss allowances as of December 31, 2019 amounted to Skr -128 million compared to Skr -139 million as of December 31, 2018 of which exposures in stage 3 amounted to Skr -64 million (year-end 2018: Skr -84 million).  The reserve was affected by positive exchange rate effects during the fourth quarter.

Taxes

Tax costs amounted to Skr -77 million (4Q18: Skr -61 million), and the effective tax rate amounted to 20.8 percent (4Q18: 23.9 percent). The nominal tax rate for 2019 is 21.4 percent (2018: 22.0 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 19 million (4Q18: Skr 41 million), mainly due to a gain resulting from the revaluation of defined benefit plans, offset by a loss from changes in own credit risk.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased compared to the end of 2018, mainly due to exchange rate effects and increased lending volume.

Skr bn	Dec 31, 2019	Dec 31, 2018	Change
Total assets	317.3	302.0	5%
Liquidity investments[1]	63.6	62.2	2%
Total loans	217.6	209.2	4%
of which loans in the CIRR-system	76.1	69.9	9%

1              Since 2019, SEK has excluded cash collateral under the security agreements for derivative contracts from the definition of liquidity investments. Comparative figures have been adjusted.

Total net exposures amounted to Skr 347.5 billion on December 31, 2019 (year-end 2018: Skr 337.4 billion). SEK’s exposures to most counterparties have increased, but exposures to central governments and corporates have decreased since year-end 2018. See Note 10.

Liabilities and equity

As of December 31, 2019, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Accordingly, SEK considers all of its outstanding commitments to be covered through maturity.

In 2019, SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 125 billion. To date, SEK has not utilized the credit facility. The credit facility can only be utilized for loans covered by the CIRR-system and is intended as a reserve when funding markets are not available to SEK. In December 2019, the Swedish Parliament confirmed that the credit facility will continue to be available in 2020 in an amount up to Skr 125 billion.

Capital adequacy

As of December 31, 2019, SEK’s total own funds amounted to Skr 18.3 billion (year-end 2018: Skr 17.5 billion). The total capital ratio was 20.6 percent (year-end 2018: 20.1 percent), representing a margin of 3.8 percentage points above the requirement of 16.8 percent from Finansinspektionen (the Swedish FSA). The corresponding Common Equity Tier 1 capital requirement was 12.0 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this represents a margin of 8.6 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	December 31, 2019	December 31, 2018
Common Equity Tier 1 capital ratio	20.6	20.1
Tier 1 capital ratio	20.6	20.1
Total capital ratio	20.6	20.1
Leverage ratio	5.6	5.6
Liquidity coverage ratio (LCR)	620	266
Net stable funding ratio (NSFR)[1]	120	144

1              In the second quarter of 2019, SEK has changed its methodology for calculating NSFR as an adaptation to future regulatory requirements.

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Dividend

The Board of Directors has resolved to propose the payment of a dividend of Skr 308 million (2018: Skr 194 million) at the company’s annual general meeting, corresponding to the company´s dividend policy of 30 percent of the profit for the year.

Other events

The company held an extraordinary general meeting on June 17, 2019, at which the meeting approved the Board of Director’s proposal to set SEK’s total capital ratio to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and to exceed the requirement for Common Equity Tier 1 capital ratio by at least 4 percentage points.

Peter Svensén assumed the position as Chief Risk Officer on October 28, 2019, joining SEK from SBAB Bank AB (publ), the state mortgage bank, where he held the same position.

Risk factors and the macro environment

Various risks arise as part of SEK’s operations, which primarily consist of credit risks, but also include market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report — Pillar 3 2018 and Note 30 to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F.

According to Statistics Sweden, the annualized rate of Swedish GDP growth was 1.6 percent in the third quarter of 2019 and the unemployment rate was 7.3 percent as of November 2019. The consumer price index rose 1.8 percent on an annualized basis in November and the Riksbank (Sweden’s central bank) decided in December 2019 to raise the repo rate to zero percent. In the third quarter of 2019, Swedish exports increased 1.4 percent compared with the previous quarter. The Swedish economy remained relatively soft during the quarter. Public finances however remain extremely strong.

Growth in world trade has slowed in 2019. Following the downward revision of the World Bank’s growth projections for a number of countries in June 2019, the global economy has continued to lose impetus and a further downward revision took place in January 2020. Global growth has weakened even though the US continues to post a stable upward trend. Moreover, expectations are rising of a global economic slowdown and there is a general concern regarding trade conflicts and geopolitical risks. The trade conflict between the US and China together with the UK’s withdrawal from the EU are two issues that continue to generate global uncertainty. A large portion of SEK’s borrowings are arranged through banks in the UK. SEK has ensured that all agreements and limits at the banks the company has business with continue to apply, even after the UK leaves the EU.

Financial targets

Profitability target	A return on equity of at least 6 percent over time.
Dividend policy	Payment of an ordinary dividend of 30 percent of the profit for the year.
Capital target

SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 19-21 percent and the Common Equity Tier 1 capital ratio should amount to 16 percent.

Key performance indicators

(unaudited except for Jan-Dec 2018)

Skr mn (if not otherwise indicated)	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
New lending	12,879	16,201	17,752	74,515	57,015
of which to Swedish exporters	4,753	6,398	7,447	24,901	18,014
of which to exporters’ customers	8,126	9,803	10,305	49,614	39,001
CIRR-loans as a percentage of new lending	0%	1%	13%	21%	9%
Loans, outstanding and undisbursed	269,744	285,322	260,040	269,744	260,040

New long-term borrowings	24,594	21,555	16,076	81,053	60,411
Outstanding senior debt	273,017	292,415	257,847	273,017	257,847

After-tax return on equity	6.2%	4.2%	4.3%	5.5%	3.6%
Proposed ordinary dividend	—	—	—	308	194

Common Equity Tier 1 capital ratio	20.6%	18.9%	20.1%	20.6%	20.1%
Tier 1 capital ratio	20.6%	18.9%	20.1%	20.6%	20.1%
Total capital ratio	20.6%	18.9%	20.1%	20.6%	20.1%
Leverage ratio	5.6%	5.3%	5.6%	5.6%	5.6%
Liquidity coverage ratio (LCR)	620%	739%	266%	620%	266%
Net stable funding ratio (NSFR)[1]	120%	122%	144%	120%	144%

1      In the second quarter of 2019, SEK has changed its methodology for calculating NSFR as an adaptation to future regulatory requirements.

See definitions on page 30.

Condensed Consolidated Statement of Comprehensive Income

(unaudited except for Jan-Dec 2018)

Skr mn	Note	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
Interest income		1,360	1,536	1,466	6,083	5,153
Interest expenses		-929	-1,100	-1,088	-4,366	-3,711
Net interest income	2	431	436	378	1,717	1,442

Net fee and commission expense		-10	-7	-13	-33	-32
Net results of financial transactions	3	113	-42	56	226	19
Other operating income		—	—	-2	—	-2
Total operating income		534	387	419	1,910	1,427

Personnel expenses		-90	-72	-88	-333	-311
Other administrative expenses		-57	-43	-60	-206	-231
Depreciation and impairment of non-financial assets		-14	-15	-15	-57	-40
Total operating expenses		-161	-130	-163	-596	-582

Operating profit before credit losses		373	257	256	1,314	845

Net credit losses	4	-2	-4	-1	-10	7
Operating profit		371	253	255	1,304	852

Tax expenses		-77	-55	-61	-277	-204
Net profit[1]		294	198	194	1,027	648

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		—	—	-5	-8	-25
Tax on items to be reclassified to profit or loss		—	—	2	2	6
Net items to be reclassified to profit or loss		—	—	-3	-6	-19

Items not to be reclassified to profit or loss
Own credit risk		-15	-14	64	24	374
Revaluation of defined benefit plans		34	-12	-18	-4	-48
Tax on items not to be reclassified to profit or loss		-4	6	-10	-4	-72
Net items not to be reclassified to profit or loss		15	-20	36	16	254

Total other comprehensive income		15	-20	33	10	235

Total comprehensive income[1]		309	178	227	1,037	883

Skr
Basic and diluted earnings per share[2]	74	50	49	257	162

1      The entire profit is attributable to the shareholder of the Parent Company.

2      Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Consolidated Statement of Financial Position

(unaudited except for December 31, 2018)

Skr mn	Note	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	5	1,362	2,416
Treasuries/government bonds	5	8,344	11,117
Other interest-bearing securities except loans	5	53,906	48,665
Loans in the form of interest-bearing securities	4, 5	43,627	36,781
Loans to credit institutions	4, 5	27,010	27,725
Loans to the public	4, 5	163,848	161,094
Derivatives	5, 6	6,968	6,529
Tangible and intangible assets		134	69
Other assets		9,334	4,980
Prepaid expenses and accrued revenues		2,747	2,657
Deferred tax assets		16	—
Total assets		317,296	302,033

Liabilities and equity
Borrowing from credit institutions	5	3,678	2,247
Debt securities issued	5	269,339	255,600
Derivatives	5, 6	20,056	21,934
Other liabilities		2,466	1,069
Accrued expenses and prepaid revenues		2,582	2,583
Deferred tax liabilities		—	276
Provisions		93	85
Total liabilities		298,214	283,794

Share capital		3,990	3,990
Reserves		-143	-153
Retained earnings		15,235	14,402
Total equity		19,082	18,239

Total liabilities and equity		317,296	302,033

Condensed Consolidated Statement of Changes in Equity

(unaudited except for Jan-Dec 2018)

			Reserves
Skr mn	Equity	Share capital	Hedge reserve	Fair value reserve	Own credit risk	Defined benefit plans	Retained earnings
Effects of the implementation of IFRS 9	14			-9	-409		432
Adjusted opening balance of equity January 1 2018	17,588	3,990	25	—	-409	-4	13,986
Net profit Jan-Dec 2018	648						648
Other comprehensive income Jan-Dec 2018	235		-19		292	-38
Total comprehensive income Jan-Dec 2018	883		-19		292	-38	648
Dividend	-232						-232
Closing balance of equity December 31 2018[1]	18,239	3,990	6	—	-117	-42	14,402
Net profit Jan-Dec 2019	1,027						1,027
Other comprehensive income Jan-Dec 2019	10		-6		19	-3
Total comprehensive income Jan-Dec 2019	1,037		-6		19	-3	1,027
Dividend	-194						-194
Closing balance of equity December 31 2019[1]	19,082	3,990	—	—	-98	-45	15,235

1      The entire equity is attributable to the shareholder of the Parent Company.

Condensed Statement of Cash Flows in the Consolidated Group
(unaudited except for Jan-Dec 2018)

Skr mn	Jan-Dec 2019	Jan-Dec 2018
Operating activities
Operating profit	1,304	852
Adjustments for non-cash items in operating profit	-279	14
Income tax paid	-336	-366
Changes in assets and liabilities from operating activities	-1,433	-24,145
Cash flow from operating activities	-774	-23,645

Investing activities
Capital expenditures	-40	-21
Cash flow from investing activities	-40	-21

Financing activities
Change in senior debt	-4,420	25,102
Derivatives, net	4,049	1,830
Change in subordinated debt	—	-2,322
Dividend paid	-194	-232
Amortization of lease liabilities	-39	—
Cash flow from financing activities	-604	24,378

Cash flow for the period	-1,418	712
Cash and cash equivalents at beginning of the period	2,416	1,231
Cash flow for the period	-1,418	712
Exchange-rate differences on cash and cash equivalents	364	473
Cash and cash equivalents at end of the period[1]	1,362	2,416

1                   Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Notes

Note 1. Accounting policies

Note 2. Net interest income

Note 3. Net results of financial transactions

Note 4. Impairments

Note 5. Financial assets and liabilities at fair value

Note 6. Derivatives

Note 7. CIRR-system

Note 8. Pledged assets and contingent liabilities

Note 9. Capital adequacy

Note 10.Exposures

Note 11. Transactions with related parties

Note 12. Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed year-end report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The accounting policies, methods of computation and presentation of the Consolidated Group and the Parent Company are, in all material aspects, the same as those used for the 2018 annual financial statements, except for changes described below. This condensed year-end report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the company’s annual financial statements as of December 31, 2018.

As of June 15, 2019, FFFS 2008:25 was amended to include new disclosure requirements for annual and interim reports related to capital requirements and Own funds. The new disclosure requirements are included in Note 9 Capital adequacy.

As of January 1, 2019, SEK began applying IFRS 16 Leases to the Consolidated Group and the Parent Company. The standard replaces IAS 17, and related interpretations with changes for lessees. The standard became applicable January 1, 2019. All leases with the exception of short-term and low-value leases, are to be recognized as right-of-use assets subject to depreciation with corresponding liabilities in the lessee’s balance sheet, and the lease payments are to be recognized as repayments and interest expenses. As a result, the straight-line operating lease expense is replaced by an expense for depreciation of the right-of-use lease assets and an interest expense on the lease liability. In the statement of cash flows payments for the principal portion of the lease liability are presented within financing activities and payments for the interest portion are presented within operating activities.

Lessor accounting remains essentially unchanged. IFRS 16 has primarily affected SEK’s recognition of operational leases for rental premises, as the lease definition and lease criteria have not resulted in other agreements being regarded as leases as compared to IAS 17. SEK has also decided to apply the exceptions for short-term and low-value leases. The right-of-use asset is accounted for under Tangible and intangible assets and the leasing liability is accounted for under Other liabilities. The lease term is determined as the non-cancellable period of a lease, together with any extension or termination options when SEK is reasonably certain to exercise them. The future cash flows are discounted using SEK’s incremental borrowing rate.

SEK applied the simplified approach during the transition to IFRS 16, and measured the right-of-use asset at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the lease. The standard imposes new disclosure requirements for lessees, which will be presented in the 2019 annual financial statements. Right-of-use assets, leasing liabilities, depreciations and interest expenses are not expected to have any material impact on SEK’s financial statements or capital adequacy or large exposure ratios.

The table shows the transition effect of IFRS 16 reconciling the closing balances under IAS 17 as of December 31, 2018, with the opening balances under IFRS 16 as of January 1, 2019.

SEK has elected early adoption of the amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform issued by IASB in September 2019 (IBOR reform). The amendments have been adopted retrospectively to hedging relationships that existed at the start of the reporting period or were designated thereafter. The amendments provide temporary relief for hedge accounting requirements for hedging relationships directly affected by IBOR reform and allow hedge accounting to continue as before during the relief period. The changes are not expected to have any material impact on SEK’s financial statements, capital adequacy or large exposure ratios. Other changes from IASB have not had any material impact on SEK’s financial reporting for 2019 and there are no other IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Transition effect from IFRS 16 on Consolidated Statement of Financial Position

Skr mn	December 31, 2018	Effect	January 1, 2019
Assets
Tangible and intangible assets	69	94	163
Total assets	302,033	94	302,127

Liabilities
Other liabilities	1,069	95	1,164
Accrued expenses and prepaid revenues	2,583	-1	2,582
Total liabilities	283,794	94	283,888

Note 2. Net interest income

Skr mn	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
Interest income
Loans to credit institutions	415	510	472	2,005	1,475
Loans to the public	616	657	670	2,656	2,534
Loans in the form of interest-bearing securities	212	215	172	829	672
Interest-bearing securities excluding loans in the form of interest-bearing securities	152	176	151	686	523
Derivatives	-86	-73	-44	-291	-210
Administrative remuneration CIRR-system	49	50	44	194	157
Other assets	2	1	1	4	2
Total interest income[1]	1,360	1,536	1,466	6,083	5,153

Interest expenses
Interest expenses	-887	-1,058	-1,022	-4,197	-3,445
Resolution fee	-42	-42	-66	-169	-266
Total interest expenses	-929	-1,100	-1,088	-4,366	-3,711
Net interest income	431	436	378	1,717	1,442

1                   Interest income calculated using the effective interest method amounted to Skr 5,187 million during January-December 2019 (2018: Skr 4,390 million).

Note 3. Net results of financial transactions

Skr mn	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
Derecognition of financial instruments not measured at fair value through profit or loss	2	9	12	19	24
Financial assets or liabilities at fair value through profit or loss	69	-31	21	120	-45
Financial instruments under fair-value hedge accounting	39	-19	23	85	43
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	3	-1	0	2	-3
Total net results of financial transactions	113	-42	56	226	19

SEK’s general business model is to hold financial instruments measured at fair value to maturity. The net market value changes are mainly attributable to changes in credit spread on own debt, which are reported in other comprehensive income, and basis spreads, which are reported in net results of financial transactions. The changes could be significant in a single reporting period, but will not affect earnings over time since the lifetime cumulative changes in the instrument’s market value will net to zero if it is held to maturity and is a performing instrument. When financial instruments are not held to maturity, realized gains and losses can occur, as in cases where SEK repurchases its own debt, or where lending is repaid early and the related hedging instruments are terminated prematurely. These effects are presented in the following line items of net results of financial transactions in the table above: “Derecognition of financial instruments not measured at fair value through profit or loss”, “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting”. “Financial assets or liabilities at fair value through profit or loss” and “Financial instruments under fair-value hedge accounting” include realized as well as unrealized changes in fair value.

Note 4. Impairments

Skr mn	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
Expected credit losses, stage 1	-11	-5	-6	-19	6
Expected credit losses, stage 2	5	-2	-1	11	14
Expected credit losses, stage 3	4	3	6	-17	-13
Established losses	0	—	—	-25	—
Reserves applied to cover established credit losses	—	—	—	40	—
Recovered credit losses	—	—	—	—	0
Net credit losses	-2	-4	-1	-10	7

The table below shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures.
Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	182,749	33,593	1,252	217,594	209,096
Off balance sheet exposures, before expected credit losses	31,315	28,017	11	59,343	55,590
Total, before expected credit losses	214,064	61,610	1,263	276,937	264,686

Loss allowance, loans	-51	-9	-64	-124	-137
Loss allowance, off balance sheet exposures[1]	-3	-1	0	-4	-2
Total loss allowance	-54	-10	-64	-128	-139
Provision ratio	0.03%	0.02%	5.06%	0.05%	0.05%

1                   Recognized under provision in Consolidated Statement of Financial Position. Off balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

Loss Allowance, January-December, 2019

	December 31, 2019				December 31, 2018
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance	-34	-21	-84	-139	-137
Increases due to origination and acquisition	-22	-1	0	-23	-15
Net remeasurement of loss allowance	-4	7	7	10	7
Transfer to stage 1	0	0	—	0	0
Transfer to stage 2	0	0	—	0	0
Transfer to stage 3	0	2	-24	-22	0
Decreases due to derecognition	6	4	—	10	15
Decrease in allowance account due to write-offs	—	—	40	40	—
Exchange-rate differences[1]	0	-1	-3	-4	-9
Closing balance	-54	-10	-64	-128	-139

1                   Recognized under net results of financial transactions in Statement of Comprehensive Income.

Note 5. Financial assets and liabilities at fair value

	December 31, 2019
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	1,362	1,362	—
Treasuries/governments bonds	8,344	8,344	—
Other interest-bearing securities except loans	53,906	53,906	—
Loans in the form of interest-bearing securities	43,627	45,054	1,427
Loans to credit institutions	27,010	27,133	123
Loans to the public	163,848	169,612	5,764
Derivatives	6,968	6,968	—
Total financial assets	305,065	312,379	7,314

Borrowing from credit institutions	3,678	3,678	—
Debt securities issued	269,339	271,549	2,210
Derivatives	20,056	20,056	—
Total financial liabilities	293 073	295,283	2,210

	December 31, 2018
Skr mn	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	2,416	2,416	—
Treasuries/governments bonds	11,117	11,117	—
Other interest-bearing securities except loans	48,665	48,665	—
Loans in the form of interest-bearing securities	36,781	37,666	885
Loans to credit institutions	27,725	27,709	-16
Loans to the public	161,094	164,734	3,640
Derivatives	6,529	6,529	—
Total financial assets	294,327	298,836	4,509

Borrowing from credit institutions	2,247	2,247	—
Debt securities issued	255,600	256,619	1,019
Derivatives	21,934	21,934	—
Total financial liabilities	279,781	280,800	1,019

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F, see Note 1(h)(viii) Principles for determination of fair value of financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Financial assets in fair value hierarchy

	Financial assets at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	7,041	1,303	—	8,344
Other interest-bearing securities except loans	27,409	26,497	—	53,906
Derivatives	—	4,483	2,485	6,968
Total, December 31, 2019	34,450	32,283	2,485	69,218

Total, December 31, 2018	—	64,378	1,933	66,311

Financial liabilities in fair value hierarchy

	Financial liabilities at fair value through profit or loss
Skr mn	Level 1	Level 2	Level 3	Total
Debt securities issued	—	12,953	43,752	56,705
Derivatives	—	17,593	2,463	20,056
Total, December 31, 2019	—	30,546	46,215	76,761

Total, December 31, 2018	—	32,203	54,418	86,621

Due to an enhancement of the classification method a transfer of Skr 21,461 million was made from level 2 to level 1 during the period January-December 2019. A Transfer of Skr 1,040 million from level 3 to level 2 has been done for Debt securities issued and a transfer of net Skr -30 million from level 3 to level 2 has been done for Derivatives (year-end 2018: Transfer between level 2 and level 3 of Skr -2,124 million was made).

Financial assets and liabilities at fair value in Level 3, December 31, 2019

Skr mn	January 1, 2019	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2019
Debt securities issued	-47,898	-10,702	21,314	—	1,040	-3,408	-43	-4,055	-43,752
Derivatives, net	-4,587	-5	-299	1	-31	3,181	—	1,762	22
Net assets and liabilities, 2019	-52,485	-10,707	21,015	1	1,009	-227	-43	-2,293	-43,730

Financial assets and liabilities at fair value in Level 3, December 31, 2018

Skr mn	January 1, 2018	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2018
Debt securities issued	-42,995	-13,199	9,490	-2,486	425	4,091	250	-3,474	-47,898
Derivatives, net	-846	3	-43	-57	-6	-3,913	—	275	-4,587
Net assets and liabilities, 2018	-43,841	-13,196	9,447	-2,543	419	178	250	-3,199	-52,485

1                   Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange-rates, held as of December 31, 2019 amounted to a Skr 69 million loss (year-end 2018: Skr 157 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of the parameters included in the models to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlations have been adjusted by +/– 10 percentage points, which represents the range of correlations that SEK has determined market participants would use when pricing the instruments.

For Level 3 instruments that are significantly affected by non-observable market data, such as SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/- 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data.

The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Sensitivity analysis — level 3 assets and liabilities

	December 31, 2019
Assets and liabilities		Unobservble	Range of estimates for unobservable		Sensitivity	Sensitivity
Skr mn	Fair Value	input	input[1]	Valuation method	max	min

Equity	-345	Correlation	0.73 - 0.02	Option Model	1	-1
Interest rate	1,249	Correlation	0.16 - (0.08)	Option Model	-64	63
FX	-711	Correlation	0.80 - 0.10	Option Model	19	-16
Other	-171	Correlation	0.53 - (0.03)	Option Model	0	0
Sum derivatives, net	22				-44	46

Equity	-524	Correlation	0.73 - 0.02	Option Model	-1	1
		Credit spreads	10BP - (10BP)	Discounted cash flow	14	-14
Interest rate	-43,083	Correlation	0.16 - (0.08)	Option Model	65	-64
		Credit spreads	10BP - (10BP)	Discounted cash flow	70	-68
FX	-39	Correlation	0.80 - 0.10	Option Model	-20	17
		Credit spreads	10BP - (10BP)	Discounted cash flow	88	-87
Other	-106	Correlation	0.53 - (0.03)	Option Model	0	0
		Credit spreads	10BP - (10BP)	Discounted cash flow	3	-3
Sum debt securities issued	-43,752				219	-218
Total effect on total comprehensive income[2]					175	-172

Derivatives, net, December 31, 2018	-4,587				-66	64
Debt securities issued, December 31, 2018	-47,898				308	-307
Total effect on total comprehensive income, December 31, 2018[2]					242	-243

1       Represents the range of correlations that SEK has determined market participants would use when pricing the instruments. The structures are represented both in the security and the derivative hedging the bond. The sensitivity analysis is based on a shift in the interval for correlation between 0.1 and –0.1. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates maximum positive relationship and -1 indicates maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. The table presents the scenario analysis of the effect on Level 3 instruments, with maximum positive and negative changes.

2       Of the total impact on total comprehensive income, the sensitivity effect of SEK’s own credit spread was Skr 174 million (year-end 2018: Skr 242 million) under a maximum scenario and Skr -173 million (year-end 2018: Skr -240 million) under a minimum scenario.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	December 31, 2019	December 31, 2018	Jan–Dec 2019	Jan–Dec 2018
CVA/DVA, net[1]	-12	-29	17	-21
OCA[2]	-126	-150	24	374

1      Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.

2      Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Note 6. Derivatives

Derivatives by categories

	December 31, 2019			December 31, 2018
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	3,998	12,367	304,242	3,842	10,207	280,808
Currency-related contracts	2,734	6,933	182,668	2,630	8,799	162,870
Equity-related contracts	236	584	16,387	57	2,755	16,014
Contracts related to commodities, credit risk, etc.	0	172	1,997	—	173	2 108
Total derivatives	6,968	20,056	505,294	6,529	21,934	461,800

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-

related contracts, primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative fee, which is calculated based on the principal amount outstanding.

All assets and liabilities related to the CIRR-system are included in the consolidated statement of financial position and in the Parent Company’s balance sheet since SEK bears the credit risk for the lending and acts as the counterparty for lending and borrowing. Unrealized revaluation effects on derivatives related to the CIRR-system are recognized on a net basis under Other assets.

SEK has determined that the CIRR-system should be considered an assignment whereby SEK acts as an agent on behalf of the Swedish government, rather than being the principal in individual transactions. Accordingly, interest income, interest expense and other costs pertaining to CIRR-system assets and liabilities are not recognized in SEK’s statement of comprehensive income.

The administrative compensation received by SEK from the Swedish government is recognized as part of interest income in SEK’s statement of comprehensive income since the commission received in compensation is equivalent to interest. Any income for SEK that arises from its credit arranger role is recognized in SEK’s statement of comprehensive income under net interest income. Net credit losses are shown in the statement of comprehensive income for SEK as SEK bears the credit risk for the lending. Refer also to Note 1 (f) to the annual financial statements included in SEK’s 2018 Annual Report on Form 20-F.

The administrative fee paid by the state to SEK as compensation is recognized in the CIRR-system as administrative compensation to SEK. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses. Refer to the following tables.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of December 31, 2019, concessionary loans outstanding amounted to Skr 547 million (year-end 2018: Skr 663 million) and operating profit for the program amounted to Skr -36 million for 2019 (2018: Skr -42 million). The administrative compensation to SEK amounted to Skr -2 million (2018: Skr -2 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Oct-Dec 2019	Jul-Sep 2019	Oct-Dec 2018	Jan-Dec 2019	Jan-Dec 2018
Interest income	528	528	459	2,074	1,624
Interest expenses	-483	-493	-423	-1,912	-1,480
Net interest income	45	35	36	162	144

Interest compensation	0	0	0	1	20
Exchange-rate differences	-9	9	1	5	9
Profit before compensation to SEK	36	44	37	168	173
Administrative remuneration to SEK	-48	-50	-44	-192	-155
Operating profit CIRR-system	-12	-6	-7	-24	18
Reimbursement to (–) / from (+) the State	12	6	7	24	-18

Statement of Financial Position for the CIRR-system (included in SEK’s statement of financial position)

Skr mn	December 31, 2019	December 31, 2018
Cash and cash equivalents	0	—
Loans	76,120	69,922
Derivatives	26	502
Other assets	9,307	4,090
Prepaid expenses and accrued revenues	569	561
Total assets	86,022	75,075

Liabilities	76,257	70,144
Derivatives	9,117	4,408
Accrued expenses and prepaid revenues	648	523
Total liabilities	86,022	75,075

Commitments
Committed undisbursed loans	47,868	47,664
Binding offers	37	616

Note 8. Pledged assets and contingent liabilities

Skr mn	December 31, 2019	December 31, 2018
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,891	16,374
Contingent liabilities[1]
Guarantee commitments	4,393	4,032
Commitments[1]
Committed undisbursed loans	52,150	50,814
Binding offers	2,800	744

1   For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12. For further information on capital adequacy and risks, see Note 30 to the financial statements included in SEK’s 2018 Annual Report on Form 20-F and see SEK’s 2018 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	December 31, 2019	December 31, 2018
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.6	20.1
Tier 1 capital ratio	20.6	20.1
Total capital ratio	20.6	20.1

1 Capital ratios excl. of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds - adjusting items and Minimum capital requirements exclusive of buffer.

	December 31, 2019		December 31, 2018
Buffers requirement	Skr mn	percent[1]	Skr mn	percent[1]
Institution specific Common Equity Tier 1 capital requirement incl. of buffers	7,890	8.9	7,380	8.5
of which minimum Common Equity Tier 1 requirements[2]	3,990	4.5	3,917	4.5
of which Capital conservation buffer	2,216	2.5	2,176	2.5
of which Countercyclical buffer	1,684	1.9	1,287	1.5
of which Systemic risk buffer	—	—	—	—
Common Equity Tier 1 capital available as a buffer[3]	11,171	12.6	10,534	12.1

1      Expressed as a percentage of total risk exposure amount.

2      The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period. The minimum requirements are 4.5 percent, 6.0 percent and 8.0 percent related to Common Equity Tier 1 capital, Tier 1 capital and total Own Funds respectively.

3      Common Equity Tier 1 capital ratio as reported less the minimum requirement of 4.5 percent and less 3.5 percent, consisting of Common Equity Tier 1 capital used to meet the Tier 1 and Tier 2 requirements, since SEK do not have any Additional Tier 1 or Tier 2 capital.

	December 31, 2019		December 31, 2018
Total capital requirement including buffers	Skr mn	percent[1]	Skr mn	percent[1]
Total CRR capital requirement[2]	10,993	12.4	10,427	12.0
Total FSA capital requirement (calculated as of September 30, 2019)[3]	15,606	16.4	14,464	16.6

1      Expressed as a percentage of total risk exposure amount.

2      The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer. Expressed as a percentage of total risk exposure amount.

3      The requirement includes the minimum requirement of 8 percent, the capital conservation buffer and the countercyclical buffer and an additional capital requirement according to the Swedish FSA. See the additional capital requirement in the table below.  Current figures calculated with one quarter lag. Comparison figures based on year-end figures.

	Capital situation per December 31, 2019, calculation based on reported values as of September 30, 2019		December 31, 2018
Additional Capital requirement according to Swedish FSA	Skr mn	percent[1]	Skr mn	percent[1]
Credit-related concentration risk	2,089	2.2	2,089	2.4
Interest rate risk in the banking book	844	0.9	844	1.0
Pension risk	11	0.0	11	0.0
Other Pillar 2 capital requirements	936	1.0	936	1.1
Capital planning buffer	—	—	157	0.2
Total Additional Capital requirement according to Swedish FSA	3,880	4.1	4,037	4.7

1      Expressed as a percentage of total risk exposure amount.

Own funds — Adjusting items

Skr mn	December 31, 2019	December 31, 2018
Share capital	3,990	3,990
Retained earnings	12,829	11,239
Accumulated other comprehensive income and other reserves[1]	245	1,256
Independently reviewed profit net of any foreseeable charge or dividend	1,766	1,615
Common Equity Tier 1 (CET1) capital before regulatory adjustments	18,830	18,100
Additional value adjustments due to prudent valuation	-445	-496
Intangible assets	-56	-43
Fair value reserves related to gains or losses on cash flow hedges	0	-6
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	93	112
Negative amounts resulting from the calculation of expected loss amounts	-115	-136
Total regulatory adjustments to Common Equity Tier 1 capital	-523	-569
Total Common Equity Tier 1 capital	18,307	17,531
Additional Tier 1 capital	—	—
Total Tier 1 capital	18,307	17,531
Tier 2-eligible subordinated debt	—	—
Credit risk adjustments[2]	—	—
Total Tier 2 capital	—	—
Total Own funds	18,307	17,531

1         The equity-portions of untaxed reserves is included in the line “Accumulated other comprehensive income and other reserves”.

2         Expected loss amount calculated according to the IRB approach is a gross deduction from Own funds. The gross deduction is decreased by impairment related to exposure ratios for which expected loss is calculated. Excess amounts of such impairment will increase Own funds. This increase is limited to 0.6 percent of SEK’s risk exposure amount according to the IRB approach related to exposures to central governments, corporates and financial institutions. As of December 31, 2019, the limitation rule has not had any effect (year-end 2018: no effect).

Minimum capital requirements exclusive of buffer

	December 31, 2019			December 31, 2018
Skr mn	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates[2]	2,367	2,367	189	1,701	1,701	136
Total credit risk standardized method	2,367	2,367	189	1,701	1,701	136

Credit risk IRB method
Central Governments	172,148	8,816	705	171,572	9,905	792
Financial institutions[3]	45,437	10,802	864	33,953	9,880	790
Corporates [4]	110,592	60,068	4,806	113,987	59,486	4,760
Assets without counterparty [5]	152	152	12	90	90	7
Total credit risk IRB method	328,329	79,838	6,387	319,602	79,361	6,349

Credit valuation adjustment risk	n.a.	2,534	203	n.a.	2,037	163
Foreign exchange risk	n.a.	695	56	n.a.	879	70
Commodities risk	n.a.	9	1	n.a.	10	1
Operational risk	n.a.	3,214	257	n.a.	3,066	245
Total	330,696	88,657	7,093	321,303	87,054	6,964

1         Exposure at default (EAD) shows the size of the outstanding exposure at default.

2         For the small and medium-sized enterprises category, with an annual turnover not exceeding EUR 50 million, the standardized method for calculating the capital requirement is applied from Q1 2019.

3         Of which counterparty risk in derivatives: EAD Skr 5,613 million (year-end 2018: Skr 4,525 million), Risk exposure amount of Skr 1,980 million (year-end 2018: Skr 1,668 million) and Capital requirement of Skr 158 million (year-end 2018: Skr 133 million).

4         Of which related to specialized lending: EAD Skr 3,646 million (year-end 2018: Skr 3,400 million), Risk exposure amount of Skr 2,352 million (year-end 2018: Skr 2,157 million) and Capital requirement of Skr 188 million (year-end 2018: Skr 173 million).

5         As of January 1, 2019, SEK applies the new accounting standard IFRS 16 Leases, which means that leasing contracts are reported as an asset with rights-of-use. At the beginning of 2019, IFRS 16 resulted in increased assets of Skr 94 million.

Credit risk

For risk classification and quantification of credit risk, SEK uses the IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) for each of its counterparties, while the remaining parameters are established in accordance with CRR. The Swedish FSA has approved SEK’s IRB approach. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. Counterparty risk exposure amounts in derivatives are calculated in accordance with the mark-to-market method.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the-counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 2.0 percent to 2.5 percent as of September 19, 2019. As of December 31, 2019, the capital requirement related to relevant exposures in Sweden is 70 percent (year-end 2018: 70 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of December 31, 2019, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.1 percentage points (year-end 2018: 0.1 percentage points). SEK has not been classified as a systemically important institution by any financial regulatory authority. The capital buffer requirements for systemically important institutions that came into force January 1, 2016 therefore do not apply to SEK.

Leverage Ratio

Skr mn	December 31, 2019	December 31, 2018
Exposure measure for the leverage ratio
On-balance sheet exposures	288,146	281,529
Off-balance sheet exposures	35,856	33,159
Total exposure measure	324,002	314,688
Leverage ratio	5.7%	5.6%

The leverage ratio is defined by CRR as the quotient of the Tier 1 capital and an exposure measure. Currently there is no minimum requirement for the leverage ratio. The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.

Internally assessed economic capital

Skr mn	December 31, 2019	December 31, 2018
Credit risk	7,337	7,008
Operational risk	183	239
Market risk	1,109	1,094
Other risks	203	163
Capital planning buffer	992	1,966
Total	9,824	10,470

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements in SEK’s 2018 Annual Report on Form 20-F.

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures

Skr bn	Credits & interest-bearing securitites				Committed undisbursed loans, derivatives, etc				Total
Classified by type of	December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018		December 31, 2019		December 31, 2018
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	110.4	39.1	121.2	43.8	50.9	78.3	48.4	80.3	161.3	46.4	169.6	50.3
Regional governments	16.5	5.8	13.4	4.8	—	—	—	—	16.5	4.7	13.4	4.0
Multilateral development banks	3.1	1.1	0.1	0.0	—	—	0.0	0.0	3.1	0.9	0.1	0.0
Public Sector Entity	4.0	1.4	0.6	0.2	—	—	—	—	4.0	1.2	0.6	0.2
Financial institutions	38.9	13.8	28.7	10.4	6.8	10.5	5.5	9.1	45.7	13.2	34.2	10.1
Corporates	109.6	38.8	113.1	40.8	7.3	11.2	6.4	10.6	116.9	33.6	119.5	35.4
Total	282.5	100.0	277.1	100.0	65.0	100.0	60.3	100.0	347.5	100.0	337.4	100.0

Net exposure by region and exposure class, as of December 31, 2019

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.6	2.8	2.8	—	—	138.1	13.9	3.1	161.3
Regional governments	—	—	—	—	—	—	16.3	0.2	—	16.5
Multilateral development banks	—	—	—	—	—	—	—	3.1	—	3.1
Public Sector Entity	—	—	—	—	—	—	—	4.0	—	4.0
Financial institutions	—	2.7	0.9	6.6	0.9	—	16.7	17.7	0.2	45.7
Corporates	4.5	1.7	3.8	4.0	—	2.8	80.1	19.9	0.1	116.9
Total	4.5	5.0	7.5	13.4	0.9	2.8	251.2	58.8	3.4	347.5

Net exposure by region and exposure class, as of December 31, 2018

Skr bn	Middle East/ Africa/ Turkey	Asia excl. Japan	Japan	North America	Oceania	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	—	0.7	4.0	3.9	—	0.9	139.0	18.0	3.1	169.6
Regional governments	—	—	—	—	—	—	13.2	0.2	—	13.4
Multilateral development banks	—	—	—	—	—	—	—	0.1	—	0.1
Public Sector Entity	—	—	—	—	—	—	—	0.6	—	0.6
Financial institutions	—	2.4	0.9	6.9	1.1	0.3	8.7	13.6	0.3	34.2
Corporates	4.6	3.1	3.1	2.9	—	3.0	80.5	22.2	0.1	119.5
Total	4.6	6.2	8.0	13.7	1.1	4.2	241.4	54.7	3.5	337.4

Net exposure to European countries, excluding Sweden

Skr bn	December 31, 2019	December 31, 2018
Germany	9.1	7.5
France	8.0	9.0
United Kingdom	8.0	6.8
Norway	7.3	6.8
Finland	6.8	5.5
Luxembourg	4.4	1.9
The Netherlands	3.9	2.8
Denmark	3.3	5.8
Poland	3.1	3.1
Belgium	2.4	1.1
Spain	2.1	1.4
Austria	1.7	4.6
Switzerland	0.7	0.8
Portugal	0.6	0.1
Irland	0.3	0.4
Latvia	0.2	0.2
Iceland	0.1	0.2
Italy	0.1	0.2
Estonia	0.1	0.0
Russia	—	0.0
Hungary	—	0.0
Total	62.2	58.2

Note 11. Transactions with related parties

Transactions with related parties are described in Note 28 to the annual financial statements in SEK’s 2018 Annual Report on Form 20-F. No material changes have taken place in relation to transactions with related parties compared to that description.

Note 12. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

This Year-end report has not been subject to review by the Company’s auditors.

The Board of Directors and the Chief Executive Officer confirm that this Year-end report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and the Consolidated Group.

Stockholm, January 30, 2020

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lars Linder-Aronson	Cecilia Ardström	Anna Brandt
Chairman of the Board	Director of the Board	Director of the Board

Reinhold Geijer	Hanna Lagercrantz	Hans Larsson
Director of the Board	Director of the Board	Director of the Board

Eva Nilsagård	Ulla Nilsson
Director of the Board	Director of the Board

Catrin Fransson

Chief Executive Officer

Annual General Meeting

The Company’s annual general meeting will be held March 26, 2020.

Annual Report

The Company’s Annual Report is expected to be available on SEK’s website www.sek.se beginning February 20, 2020.

SEK has established the following expected dates for the publication of financial information and other related matters:

April 29, 2020	Interim Report for the period January 1, 2020 - March 31, 2020
July 16, 2020	Interim Report for the period January 1, 2020 - June 30, 2020
October 22, 2020	Interim Report for the period January 1, 2020 - September 30, 2020

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on January 30, 2020 14:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2018 Annual Report, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Definitions

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

*After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

*Average interest-bearing assets

The total of cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public. Calculated using the opening and closing balances for the report period.

*Average interest-bearing liabilities

The total of outstanding senior debt and subordinated liabilities. Calculated using the opening and closing balances for the report period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

*CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Large companies

Companies with an annual turnover of more than Skr 5 billion.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

*Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Medium-sized companies

Companies with an annual turnover between Skr 500 million and Skr 5 billion, inclusive.

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with Basel III.

*New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

*New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

*Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

About SEK

About AB Svensk Exportkredit (SEK)

SEK is owned by the Swedish state, and since 1962 they have enabled growth for thousands of Swedish companies. To expand its production, make acquisitions, employ more people and selling goods and services to customers worldwide.

SEK’s mission

Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR system.

SEK’s vision	Our vision is to strengthen the competitiveness of the Swedish export industry to create employment and sustainable growth in Sweden.

SEK’s core values	We are governed by our core values: Solution orientation, Collaboration and Professionalism.

SEK’s clients	We finances exporters, their subcontractors and foreign clients. The target group is companies with an annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.

SEK’s partnerships

Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and EKN. Our international network is substantial and we also work together with numerous Swedish and international banks.